Diamond Foods, Inc. 600 Montgomery Street 13th Floor San Francisco, CA	tel 415 445 7444 diamondfoods.com NASDAQ: DMND

July 5, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn:	Mr. Ethan Horowitz

Branch Chief

Re:	Diamond Foods, Inc.

Form 10-K for the Year Ended July 31, 2011

Filed September 15, 2011

File No. 000-51439

Dear Mr. Horowitz:

Diamond Foods, Inc. (“Company” or “Diamond”) has responded, as set forth below, to the comment contained in your letter to the undersigned dated June 6, 2012. For ease of reference, we have reproduced the Staff comment in italics, followed by our response.

Form 10-K for the Fiscal Year Ended July 31, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 12 – Segment Reporting, page 47

1.	We note your response to comment 2 in our letter dated April 16, 2012. It appears that your disclosure of revenue by product should be revised to provide more detailed information to meet the disclosure requirements per FASB ASC 280-10-50-40. Please expand your disclosure to present disaggregated revenue information consistent with the product category information provided to your management team and board of directors.

Response:

As discussed with the staff recently, we believe our current disclosure of net sales by channel included in Note 12 displays revenues for each group of similar products and sufficiently addresses the disclosure requirement per FASB ASC 280-10-50-40. Each channel includes revenues from similar products differentiated by the nature of the products and the type of customers for the products.

Our view is informed by several factors that lead us to see our snack products as similar, including the economics and similarities of our production processes for these products, our marketing promotional strategies for them, our organizational structure, and the behavior of our customers and consumers of our products.

Diamond Foods, Inc. 600 Montgomery Street 13th Floor San Francisco, CA	tel 415 445 7444 diamondfoods.com NASDAQ: DMND

Production

The production process is similar across our Snack brands. It involves purchasing commodities (nuts, potatoes and popcorn) and processing the raw materials at our various locations. The processing of Snack products includes flavoring the raw materials, and consumer preferences for those products are similar.

We incur manufacturing costs for Emerald and Pop Secret snack products, Diamond of California culinary products, and ingredient/food service products at our plants in Stockton, California and Fishers, Indiana. These costs are not easily divided by channel or brand. The Company historically has not allocated logistics, operations support, facilities, selling, general administrative, marketing, advertising and other costs to individual channels for management or external reporting. Similarly, purchasing, quality control and other supply-chain activities are shared across the organization and not identified, nor easily allocated, to specific channels.

Promotional Activities

In a prior letter to the SEC, we provided an illustration of our single functional-based snack channel through joint advertising costs across brands. While we do advertise single brands (i.e., Kettle commercials, Pop Secret promotions related to the Academy awards, etc,), we often seek to utilize co-branded events to gain advertising and promotional leverage. Examples of recent advertising campaigns featuring multiple brands at once include:

•	In fiscal 2010, the “Feed your Fingers” campaign featured Diamond of California, Emerald and Pop Secret,

•	In February through April 2011, we ran a campaign around college basketball that featured both Emerald and Kettle chips,

•	In January 2011, we had a football campaign featuring Emerald, Pop Secret and Kettle chips,

•	In Fall 2011, we participated in the Labels for Education program, which included Pop Secret, Emerald and Breakfast on the Go!

•	We advertise with the San Francisco Giants and the stadium cup holders display Emerald, Kettle and Pop Secret,

•	Our sponsorship of the 2011 New York City Marathon included advertising, coupons and samples of Kettle and Emerald product, and

•	Our trade ads often include multiple brands in the same weekly mailing or display header cards.

These examples further demonstrate our view that Snack channel properly includes multiple brands. The costs for these co-branded events are not currently allocated to each brand with the precision that would be necessary in order to arrive at an accurate net sales figure by brand.

Organization and Operating Structure

Diamond’s reporting structure is based on functions rather than products, brands or geography. There are no managers who are responsible for delivering results of any brand or channel at a gross or operating margin level. Instead, each function within the organization drives results in the manner

Diamond Foods, Inc. 600 Montgomery Street 13th Floor San Francisco, CA	tel 415 445 7444 diamondfoods.com NASDAQ: DMND

deemed most appropriate. For example, the Sales function focuses on gross sales targets and new distribution. Sales managers go to market with various combinations of the product portfolio. The Marketing function places considerable focus on market share and distribution data by brand. The Operations function develops cost efficiency initiatives for particular plants or processes that can impact multiple brands.

Similar Customers and Consumers

Our Snack customers and consumers are also similar. Our Snack brands compete for the same limited aisle and display space within grocery stores. Buyers for our grocery customers regularly utilize a category strategy for allocation of shelf space for snacks, such that more chips may be displayed at the expense of popcorn. While Kettle has a larger presence within alternative channels, such as natural and convenience, the majority of Kettle sales come from grocery customers.

Our market research is done at the Snack category level and not focused on specific products or commodities. Based on our market research and approach to marketing, we believe that consumers generally purchase snack products with a high degree of substitutability and that those products also share the same impulse snacking occasions.

Further to our considerations above, we note that we generally do not present our results of operations, in our periodic reports, press releases or investor presentations, in a manner that includes specific reference to revenue from individual brands. In rare instances we may respond to analyst questions about a particular brand, but most commonly our brand-related disclosures consist of references to Nielsen data about market share and growth. We believe that market share and growth data may be meaningful to investors seeking to understand the penetration of our brands in the market.

The basis for our consolidated reporting is reliable; however, our current system allocations of costs (including trade promotion) do not provide adequately reliable disaggregated data for external reporting. We have the ability to capture and report gross sales by brand internally, but we do not have the ability to capture promotions with sufficient precision to report an accurate net sales figure below the channel level for external reporting. More than half of our trade spend is accrued as an estimate until customers submit deduction claims for the actual expenses incurred. These deductions generally relate to multiple types of promotion or product sales and require further research from our deduction coordinators. For instance, a single deduction may be related to both a customer’s weekly promotion mailing, which may list a discount on all of our Snack brands, and a slotting allowance where we have new products on shelf for more than one Snack brand. The complexity and volume of deductions received often requires significant time to research and analyze. Until the time the deduction can be appropriately analyzed, high level assumptions are applied to allocate based on historical trends as well as current trade strategy. The allocations to the culinary business have a high level of accuracy since the trade strategy is fairly consistent from year to year and the promotion rate is much lower than for Snacks. Since top line growth for the Snack brands has been a high priority for management, trade rates used to support deductions allocations can vary widely even from quarter to quarter as strategies are shifted. Also contributing to this allocation challenge is the limited historical data we have for Pop Secret and Kettle, since those brands were acquired more recently and have contributed to further variability in trade spend priorities.

For the same reason, we are not able to adequately assess the margins of our brands. Due to the mix of products handled at the same plants or within the same supply chain network, we are not currently able to

Diamond Foods, Inc. 600 Montgomery Street 13th Floor San Francisco, CA	tel 415 445 7444 diamondfoods.com NASDAQ: DMND

track and report cost of sales at a meaningful disaggregated level. While we acknowledge that based on input costs, it is reasonable to assume that the gross margins for each brand are disparate, without reliable data we do not feel that this factor alone should take precedence over our other considerations.

In closing, we do not disclose sales by brand within our Snack category because we view those products as a group of related products, particularly since we cross-promote brands and have a single sales person selling multiple brands to a single snack buyer at the customer level. Moreover, we do not have sufficiently reliable cost allocation information to report sales by product externally in a way that would be meaningful to investors. As Diamond’s business, management and systems evolve, we will continue to evaluate these factors with the Staff’s comment in mind.

Management hopes that the above responses have adequately addressed the Staff’s comments. If the Staff has any questions regarding the Company’s responses, please contact the undersigned at (415) 230-7984.

Very truly yours,

/s/ Michael Murphy
Michael Murphy
Acting Chief Financial Officer

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